SEC FILE NO. 70-7670


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                          OF COMPLETION OF TRANSACTIONS







                                    GPU, INC.


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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                            :
                In the Matter of            :
                                            :        Certificate
                    GPU, Inc.               :        Pursuant to
                                            :        Rule 24 of
                File No. 70-7670            :        Completion of
                                            :        Transactions
             (Public Utility Holding        :
              Company Act of 1935)          :
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To the Members of the Securities and Exchange Commission:

            The undersigned, FirstEnergy Corp. ("FirstEnergy"), as successor to GPU, Inc. ("GPU") by merger effective November 7, 2001, hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act"), that the transactions proposed in the Application filed in SEC File No. 70-7670 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated October 23, 1989, the Supplemental Order dated December 8, 1995 and the Supplemental Order dated December 13, 2000 (collectively, the "Orders"), with respect to said Application, as follows:

      1. Pursuant to the Orders, GPU was authorized to issue and sell, from time-to-time through December 31, 2010, up to 2,500,000 shares (without giving effect to a two-for-one stock split by way of stock dividend effective May 29,
1991) of its common stock, par value $2.50 per share (the "GPU Common Stock"), pursuant to a dividend reinvestment and stock purchase plan (the "Plan") described in the Prospectus included as part of a Registration Statement on Form S-3, No. 33-30765, as amended, filed under the Securities Act of 1933.

      2. In total, from time-to-time through October 1, 2001 GPU issued and sold 1,567,488 previously reacquired shares of GPU Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms.



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      3. In  anticipation of the  consummation  of the merger  ("Merger") of GPU with and into FirstEnergy, beginning on October 1, 2001, GPU suspended the further issuance and sale of shares of GPU Common Stock pursuant to the Plan. All dividends payable under the Plan between October 1, 2001 and November 7, 2001, the effective date of the Merger, were paid to Plan participants in cash and not reinvested.

      4. The Merger became effective on November 7, at which time GPU merged with and into FirstEnergy and GPU ceased to exist. On the effective date of the Merger, the Plan was terminated and Plan participants were automatically enrolled in FirstEnergy's Stock Investment Plan unless they elected otherwise.

      5.    The following exhibits in Item 6 are filed herewith:

F-1(a) - "Past tense" opinion of Thelen Reid & Priest LLP.

F-2(a) - "Past tense" opinion Ryan Russell Ogden & Seltzer LLP.







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                                    SIGNATURE


            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       GPU, INC.

                                          By FIRSTENERGY CORP., as
                                          successor by merger



                                       By:/s/ L. L. Vespoli
                                          ------------------------------
                                          L. L. Vespoli
                                          Sr. Vice President and
                                          General Counsel



Date:  November 16, 2001





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